EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 14, 2024

Graze, Inc.

Up to $4,901,959.31 of Common Stock
plus an aggregate $98,039.19 in Investor Fees

Graze, Inc, ("Graze", "Graze Robotics", the "Company," "we," "us", "Issuer" or "our"), is offering up to $4,901,959.31 worth of Common Stock of the Company (the "Securities" or "Shares") at a price of $1.63 per Share, plus up to $98,039.19 in investor fees. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $5,099.19 (the "Target Amount") (collectively, the "Offering"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by April 29, 2024 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 29, 2024. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and investors who have committed funds are provided notice five business days prior to the close.

Each investor must invest a minimum of $1,000.82. Additionally, investors will be required to pay an investor fee to the Company to help offset transaction costs equal to 2% per investment ("Investor Fee"). This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000.82 minimum investment amount per investor. The Intermediary will receive commissions on the Investor Fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation Crowdfunding, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Company Overview

Graze Robotics is at the forefront of transforming the lawn care industry by developing autonomous lawn mowers. Our innovative solutions cater to both residential and commercial landscapes, emphasizing eco-friendliness and efficiency. By harnessing cutting-edge technology, we aim to redefine traditional landscaping practices, making them sustainable and advanced.

Strategy & Product

Graze Robotics' strategy is centered on pioneering advancements in autonomous lawn care technology. Our flagship G3 robotic lawn mower, equipped with advanced features like a 60-inch mowing deck, precision blades, and safety sensors, demonstrates our commitment to innovation and sustainability. A key highlight of our product innovation is the Ball Picker

Attachment for Graze mowers, a ground-breaking tool designed to revolutionize golf course maintenance by enhancing efficiency and convenience. This addition underscores our effort to deliver comprehensive solutions that cater to specific industry needs, reinforcing our position as leaders in the outdoor power equipment sector. Our approach is supported by a focus on engineering excellence, strategic growth funding, manufacturing partnerships with BYD and Motivo, customer-centric initiatives, and stringent safety standards, driving us towards setting new benchmarks in the industry.

Competitors and Industry

Competitors

Graze Robotics stands out in the lawn care industry thanks to our unwavering focus on innovation, quality, and customer satisfaction. This commitment, combined with our achievements in engineering, manufacturing, and safety, sets us apart from both established gas-powered equipment manufacturers and newer electric and autonomous players. Furthermore, successful funding, strategic partnerships (including DFW Airport, Airfield Autonomy Initiative, CVG Airport, and RWE Energy), and industry recognition solidify our competitive edge and position us as leaders in the transition to sustainable and innovative lawn care solutions.

In the realm of competitive forces, Graze Robotics is poised uniquely against a backdrop of both established and emerging players

- SCYTHE: Known for their electric mowers that are compatible with airfields and fairways, and equipped with GPS/RTK for precision navigation. While SCYTHE offers advanced technology, Graze Robotics leads with broader innovations that cater to a wider range of landscaping needs.
- Electric Sheep: Specializes in electric mowing solutions, positioning itself as a sustainable choice. However, Graze's comprehensive approach to innovation and customer engagement provides a more holistic value proposition.
- Greenzie: Features mowers with GPS/RTK capabilities, emphasizing precision in lawn care. Graze Robotics differentiates itself with a more diversified technological portfolio and a focus on customer-centric innovation.
- Husqvarna: A well-established name offering electric mowers with GPS/RTK. Graze Robotics stands out through its cutting-edge autonomous technology and a strong emphasis on eco-efficiency and safety.
- Renu Robotics: Focuses on electric mowing solutions, targeting the renewable energy sector. Graze's versatility and broad market appeal set it apart as a leader in autonomous lawn care technology.
- RC Mowers: Known for their airfield compatibility, they cater to a specific segment of the market. In contrast, Graze Robotics offers solutions that are not only compatible with airfields but also excel in various other environments, including commercial and residential areas.
- TORO: Offers fairway-compatible mowers, emphasizing their prowess in golf course maintenance. Graze Robotics extends its competitive power through innovative attachments like the Ball Picker, which further enhances its appeal to the golf industry while maintaining versatility across other sectors.

Industry

Graze Robotics operates within the vibrant outdoor power equipment sector, which spans residential and commercial lawn care, landscaping services, and green technology. This industry is experiencing a paradigm shift towards eco-friendly and autonomous solutions, driven by growing environmental awareness and technological advancements. Our engagement in this dynamic landscape is marked by continuous innovation, as demonstrated by our recognition at notable industry events and collaborations with major players like BYD Global.

Perks

Certain investors in this Offering are eligible to receive bonus shares of Common Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased. Investors that invest any amount in the first two weeks from commencement of this offering will receive the following Bonus Shares amounts:

- 1st week – 10% bonus
- 2nd week – 10% bonus

[1] "1st week" begins on the day this offering is launched (the "Launch Date") through 11:59 pm Central Standard Time ("CST") (05:59 am Coordinated Universal Time ("UTC") and ends on the 7th day following the Launch Date. The "2nd Week" begins at the conclusion of the 1st week, and ends at 11:59 pm Central Standard Time (CST")(05:59 am Coordinated Universal Time ("UTC") on the 14th day following the Launch Date.

The Team

Officers and Directors

Name: Logan Fahey
Current Role: Primary role is with the Issuer.
Positions Held with the Issuer:
- **Position:** CEO
- **Service Dates:** June 2023 - Present
  Responsibilities: Logan Fahey is the transformative Chief Executive Officer of Graze Robotics, steering the company into a new era marked by innovation, growth, and strategic leadership. Since assuming the CEO role, Logan has been pivotal in focusing the company on five strategic pillars: engineering self-sufficiency, re-capitalization for long-term sustainability, manufacturing success, customer success, and safety. His leadership has been instrumental in launching ground-breaking products and enhancing the company's strategic position within the industry.

Other Business Experience (past three years)
- Logan Fahey is the President and CEO of Graze Robotics, with experience ranging from running a family office, to social enterprise, to disrupting markets through technology innovation, Logan Fahey has built a unique and successful career as an entrepreneur and visionary. In a variety of roles with for-profit and not-for-profit organizations, Logan has headed effective teams and met ambitious goals through strategic innovation, always with a diligent focus on managing the bottom line.Logan started his career in 2012 managing the family office for PartsSource, the world's largest medical parts provider. He also headed the PartsSource foundation and ran the company's real-estate venture capital program, New Vista Ventures. Building on relationships developed during his time with Towards Employment (former venture), Logan assembled the

board of directors for the Fahey Group, a holdings company that he founded in 2016. Fahey Group's acquisitions included Landmark Lawn and Garden Supply, a northeast Ohio wholesale supplier and retail center that was in the red. At Landmark, Logan and the new management team overhauled the business by consolidating its stores, improving its supply chain, reducing costs, expanding net margins, and increasing net income. Landmark's successes also included launching an e-commerce business that generated $3+ million in increased revenue; recreating its brand for the direct-to-consumer and direct-to-business markets; and selling its locations providing a significant return to shareholders.The next venture was Robin Autopilot, a robotic lawn care company based in Dallas-Fort Worth. Fahey Group acquired Robin in 2019 as a distressed asset, backed by MTD Holdings (now Stanley Black and Decker). As Robin's new CEO, Logan hired a new management team and repositioned the company as an RaaS firm with a Software-as-a-Service component (including multi-manufacturer fleet management solutions). Robin later became a Husqvarna Venture.

Name: Buck Jordan
Current Role: Primary role is with the Issuer.
Positions Held with the Issuer:
- **Position:** Board Chairman
- **Service Dates:** December 2017 - Present
- **Responsibilities:** Buck is responsible for leading Graze's strategic strategy, which includes Graze's product strategy. In addition, Buck is responsible for assiting in helping the company raise capital. Finally, Buck is responsible for financial oversight of the company, including ensuring the company is following all applicable goverance related policies.

Other Business Experience (past three years)
- Buck is the founder and CEO at Vebu Labs – a next-gen corporate innovation venture fund that incubates and scales disruptive technology startups in partnership with the world's most forward-thinking companies.

  Inspired by the autonomous technology he witnessed while in the U.S. Army, Buck is building one of the largest, most qualified robotics teams in the world, working to transform the food industry through advanced AI, machine learning and Robotics.

  You may also know Buck from Miso Robotics (as the co-founder who helped bring Flippy the AI-Powered robotic kitchen assistant to life) or his managing partner role at Wavemaker Partners – or his time leading Canyon Creek Capital.

Name: Ellen Bruno
Current Role: Primary role is with the Issuer.
Positions Held with the Issuer:
- **Position:** Chief of Staff
- **Service Dates:** July 2023 - Present
- **Responsibilities:** Ellen is responsible for leading day-to-day operations and managing overall staffing for the organization.

Other Business Experience (past three years)
- Ellen previously served as Chief Operating Officer, Robin Autopilot Holdings (2019-2023), a robotic lawn care company based in Dallas-Fort Worth. Ellen is a Partner and serves as Chief Operating Officer for The Fahey Group, a holding company formed in 2016, who's

acquisitions included Landmark Lawn and Garden Supply, a northeast Ohio wholesale supplier and retail center.

Name: Philip Duffy
Current Role: Primary role is with the Issuer.
Positions Held with the Issuer:
Position: Chief Operating & Product Officer
- **Service Dates:** March 2024 - Present
- **Responsibilities:** Philip is responsible for overseeing all aspects of the product strategy – including software and hardware

Other Business Experience (past three years)
- Phil Duffy is a mission-driven, product strategy leader with a track record for growing tech startups and launching innovative, high-value self-driving, robotic, and generative AI products globally. During his tenure at Brain Corp, Phil spearheaded product and go-to-market strategies, orchestrating the company's growth from a 20-person startup to a workforce of 350. Under his guidance, Brain Corp deployed the largest commercial fleet of Autonomous Mobile Robots operating in retail stores, malls, hospitals, and schools worldwide. Transitioning to Embodied Inc, Phil played a pivotal role in the launch of a pioneering generative-AI robot that is revolutionizing child development in the education and pediatric healthcare sectors. Phil also brings extensive international experience, having spent 15 years in China overseeing the development and production of over 10 million consumer product units. Phil has an MBA from Boston University, and a Bachelor degree in Design Engineering from the University of Teesside.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aviation industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed
The Company is offering Common Stock in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds

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in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that DealMaker Securities instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' business plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The loss of one or more of our key personnel including our CEO or Head of Software, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

There is a possibility that we may not be able to continue as a "going concern"
We have concluded that there is an uncertainty about our ability to continue as a going concern, and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business, and

investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing, and eventually attain profitable operations. Investors should consider our independent auditor's comments when deciding whether to invest in the company.

Using a credit card to purchase shares may impact the return on your investment:
Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the 2% Investor Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess
Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $1.63 plus a 2% Investor Fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

We have a limited operating history upon which to evaluate our performance and have generated limited revenue and have not yet generated profits.

We have generated limited revenue comprised of pilot and pre-order sales, and have not yet generated any profits.

Our technology is not yet fully developed, and there is no guarantee that we will be able to develop and produce a version of our core product that is ready for mass production.

We still have significant engineering and development work to do before we are ready to deliver a commercially viable version of our product that can be mass produced. We may be unable to develop a version that can easily be replicated and put into mass production via contract manufacturing partners.

We will be required to raise additional capital in order to develop our technology and minimum viable product.

We will not be able to deliver a commercially viable version of our product to our corporate partners if we cannot raise debt or equity financing.

Our company does not yet hold any full patents on any products or technology.

While we have filed provisional patent applications, we do not yet hold any full patents on our product, and so cannot guarantee that our product or technology is proprietary nor that it may be copied by another competitor. Because of this, our technology is not currently proprietary and could be copied by other companies.

We could be adversely affected by product liability, personal injury or other health and safety issues.

As with any commercial grade lawn mowing equipment, there are significant health and safety issues that could result from our product being used incorrectly in the market. This could subject our company to liability due to personal safety or property damage issues.

Competitive technologies could limit our ability to successfully deploy our technologies.

We are a new entrant into the commercial landscaping market that is already full of a number of incumbents that have more financing and more operating history than we do. Our success is based on our ability to raise capital in order to achieve a minimum viable product and move into production. Other companies in the space have more resources than we currently do and may not need to rely on outside investment in order to complete with us.

Many of our competitors have more resources and greater market recognition than we do.

Because we are a new entrant to the commercial landscaping market, there are already a number of companies who have more resources and greater market recognition than we do. Because of this, we may face issues developing a product and technology that can compete with other players in the market. Additionally, many of our competitors have greater brand recognition and an existing set of customers that they will be able to leverage when launching competing technologies. We will be at a disadvantage as we are a new entrant with significantly less resources and minimal market recognition and penetration.

We plan to rely on third-party manufacturers for production at scale.

We will be leveraging contract manufacturers as we build up production scale. Because of this, we will have less control of our supply chain as we grow the business, which could affect our ability to meet customer demand. Additionally, we do not currently have any manufacturers in place, and will need to work to find these relationships before we can begin mass production.

Our Certificate of Incorporation include automatic conversion provisions covering the stock issued to our Founders.

Under the terms of our Certificate of Incorporation our Class F Stock will convert into a class of preferred stock subject to the availability of a securities law exemption for the conversion. See

"Securities Being Offered" for more information on these conversion terms. These conversion terms may incentivize certain purchasers to purchase shares directly from our founders or encourage our founders to provide advantageous terms to future investors, terms at which our founders will be able to participate in a limited capacity as well. As such, there may be instances where conflicts could arise between the interests of our holders of Class F Stock and the interests of investors in this offering.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The Bylaws of the Company include a forum selection clause, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Amended and Restated Bylaws (the "Bylaws") require that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our Bylaws provide that this exclusive forum provision will not apply to claims arising under the Securities Act. Further, this provision will not apply to claims arising under the Exchange Act, as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. This forum selection provision in our Bylaws may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage lawsuits against us and such persons. It is also possible that, notwithstanding the forum selection clause included in our Bylaws, a court could rule that such a provision is inapplicable or unenforceable

Intermediary Affiliate Ownership

Dinosaur LLC, an affiliate of the Intermediary, is a minority holder of Company securities. It owns 1.09% of Series A Preferred Shares, fully diluted, which were not acquired but exchanged for services rendered.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's largest single holders of any class of voting securities as of the date of this filing. The Company does not have any beneficial owners holding 20% or more of any class of voting securities.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Future VC, LLC (Buck Jordan)	4,667,780	Preferred	26%

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

• **Name:** Series A- 1st Round
Type of security sold: Series A Preferred Stock
Final amount sold: $4,174,921
Number of Securities Sold: 719,814
Use of proceeds: Research and Development
Date: December 3rd, 2019
Offering exemption relied upon: REG A

• **Name:** Series A – 2nd Round
Type of security sold: Series A Preferred Stock
Final amount sold: $4,862,604
Number of Securities Sold: 838,380
Use of proceeds: Research and Development
Date: November 28th, 2021
Offering exemption relied upon: REG A

• **Name:** Series A – 3rd Round
Type of security sold: Series A Preferred Stock
Final amount sold: $4,985,848.20
• **Number of Securities Sold:** 859,629
Use of proceeds: Research and Development
Date: October 31, 2022
Offering exemption relied upon: REG A

• **Name:** Series B
Type of security sold: Common Stock
Final amount sold: $2,801,063.60
Number of Securities Sold: 394,516
Use of proceeds: Research and Development
Date: September, 7th, 2023
Offering exemption relied upon: REG A

THE COMPANY'S SECURITIES

The Company's Securities
The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Fourth Amended and Restated Certificate of Incorporation and our Bylaws. For a complete description of our capital stock, you should refer to our Fourth Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

The Company has authorized Preferred Stock, Class F Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to of 3,007,337 shares of Common Stock.

Common Stock
The number of securities authorized is 30,000,000 with a total of 579,701 shares outstanding.

Voting Rights
Each holder of the Company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors.

Election of Directors
For so long as at least twenty-five percent (25%) of the initially issued shares of Series A Preferred remain issued and outstanding, the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, will have the right to elect one director of the Company; (ii) the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, have the right to elect two directors of the Company; and (iii) any additional directors will be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividend Rights
The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company. Holders of the Series A Preferred Stock are entitled to a liquidation preference that is senior to holders of the Common Stock, and therefore would receive dividends and liquidation assets prior to the holders of the Common Stock.

Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with thee power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it Means to be a Minority Holder

As an investor in Common Stock of the company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Class F Stock

Our Class F Stock has been issued to founders of the Company. Under the terms of our Amended and Restated Certificate of Incorporation, we are authorized to issue up to 1,700,000 shares of our Class F Stock. As of March 2024, 1,700,000 shares are currently outstanding.

Voting Rights
Each holder of the Company's Class F Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors.

Election of Directors
For so long as at least twenty-five percent (25%) of the initially issued shares of Series A Preferred remain issued and outstanding, the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, will have the right to elect one director of the Company; (ii) the holders

of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, have the right to elect two directors of the Company; and (iii) any additional directors will be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividend Rights
The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights
In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Class F Stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company. Holders of the Series A Preferred Stock and Series A-1 Preferred Stock are entitled to a liquidation preference that is senior to holders of the Class F Stock, and therefore would receive dividends and liquidation assets prior to the holders of the Class F Stock.

Conversion Rights
The Class F Stock is convertible into the Common Stock of the Company as provided by Article IV of the Amended and Restated Certificate of Incorporation under the following scenarios:

• Upon the written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock;

• Certain transfers of the Class F Stock to new stockholders; and

• Upon the request of an individual holder of our Class F Stock.

Rights and Preferences
Under our Amended and Restated Certificate of Incorporation, our Class F Stock includes special conversion rights. These rights provide that the Class F Stock will convert into a recently authorized class of preferred stock under two circumstances, subject to the availability of an exemption from registration of those shares under the Securities Act of 1933. The two circumstances are as follows:
- Whenever any holder of our Class F Stock undertakes a secondary sale of those shares within 12 months of an equity financing of the Company in which we issued preferred stock to investors, the secondary purchaser will receive shares of the most recently authorized class of preferred stock in lieu of shares of Class F Stock.
- Whenever the Company undertakes an equity financing in which a new class of preferred stock is authorized for issuance to investors, including the equity financing related to this Form 1-A , 25% of the shares of Class F Stock held by each holder of such stock will convert into a shadow series of shares of the subsequent series of preferred stock. The shadow series of subsequent preferred stock shall mean capital stock with identical rights, privileges, preferences and restrictions as the subsequent preferred stock, except:

- The liquidation preference per share of the shadow series shall equal the original purchase price per share of the Common Stock from which the Class F Stock was converted.
- The shadow series shall be excluded from voting with the subsequent preferred stock on any matters of the Company which either the subsequent preferred stock, specifically, or preferred stock of the Company, generally, have veto rights over.
- The shadow series shall be excluded from any future rights or most favored nations privileges.

As noted above under "Risk Factors", these conversion rights could create situations in which the interests of holders of Class F Stock are in conflict with the interests of investors in this offering as holders of Class F Stock would benefit from advantageous terms provided to future classes of preferred stock that encourage secondary purchasers of such stock, or rights holders of Class F Stock would benefit from directly following the conversion of their stock.

As long as 750,00 of the initially issued shares of Class F Stock remain issued and outstanding, the Company or any of its subsidiaries shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of Class F Stock:

· amend, alter or repeal any provision of this Certificate of Incorporation or bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Stock;
· increase or decrease the authorized number of shares of Class F Stock;
· liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Liquidation Event; or
· authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with the Class F Stock.

Series A Preferred Stock

General
The Company has the authority to issue 2,830,278 shares of Series A Preferred Stock, with a total of 2,693,124 shares outstanding

Dividend Rights
The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors

Voting Rights
Each holder of the Series A Preferred Stock is entitled to one vote for each share of Common Stock, which would be held by each stockholder if all of the Series A Preferred

Stock was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Class F Stock, Common Stock, and Series A-1 Preferred Stock provided that in accordance with the terms of the Company's Amended and Restated Certificate of Incorporation:

As long as 25% of the initially issued shares of Series A Preferred Stock are issued and outstanding, the Company or any of its subsidiaries shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of Series A Preferred Stock, whether directly or indirectly by amendment, merger, consolidation, reorganization, recapitalization or otherwise:

- Alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

- Amend the Certificate of Incorporation of the Corporation;

Series A-1 Preferred Stock

General
The Company has the authority to issue 2,948,063 shares of Series A-1 Preferred Stock, with 1,289761 shares outstainding.

Dividend Rights
The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors

Voting Rights
The holders of Series A-1 Preferred Stock shall vote together with the holders of Series A Preferred Stock and as a single class on an as-converted basis on all matters, except as required by applicable law or on any specific actions as outlined above under "Series A Preferred Stock" and in the Company's Amended and Restated Certificate of Incorporation.

Election of Directors
For so long as at least twenty-five percent (25%) of the initially issued shares of Series A Preferred remain issued and outstanding, the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, will have the right to elect one director of the Company; (ii) the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, have the right to elect two directors of the Company; and (iii) any additional directors will be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, whether voluntary or involuntary, before any payment shall be made to the holders of Class F Stock or Common Stock by reason of their ownership thereof, the holders of shares of Series A Preferred and Series A-1 Preferred then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (i) the Original Issue Price (as defined below) for such share of such series of Series A Preferred, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Series A Preferred been converted into Common Stock prior to such Liquidation Event. If upon any such Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series A Preferred the full amount to which they are entitled, the holders of shares of Series A Preferred will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A Preferred held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean (i) $5.80 per share in the case of the Series A Preferred Stock and (ii) $0.50 per share in the case of the Series A-1 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred.

Conversion Rights

The Series A-1 Preferred Stock is convertible into the Common Stock of the Company as provided by Article IV of the Amended and Restated Certificate of Incorporation. Each share of Series A-1 Preferred is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Series A-1 Preferred by the Conversion Price for that series of Series A-1 Preferred in effect at the time of conversion.

Upon either (i) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the Series A-1 Preferred and Series A Preferred at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "Mandatory Conversion Time"), (x) all outstanding shares of Series A Preferred will automatically convert into shares of Common Stock, at the applicable Conversion Ratio.

Other Rights

The Series A-1 Preferred Stock does not include any right to redemption of the shares and are not subject to any sinking fund provisions.

Dilution

An investor's stake in a company may be diluted due to the company issuing due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●   In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
●   In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
●   In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

Our valuation was determined by management, which was information by a number of factors including an outside valuation by Kerosene Ventures, our 409A valuation by Carta, and the market around our IP in 2023.

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Operating Results – DECEMBER 31, 2022 AND 2021

By the end of 2022, the business had $108K on hand in cash, compared to $543K in 2021. The business reduced overall liabilities in this period by $300K. The business spent $5.5M on R&D in 2022, compared to $6.9M in R&D in 2021. Sales and marketing expense in 2022 remained low at $1.2M, and general and administrative came to $775K for 2022.

The company continues to spend a majority of capital on R&D resources, as the company focuses on getting the robotic units into full scale production. As the company moves into production, our R&D costs will remain consistent in order to support the product, but most spend will be focused on the go-to-market plan, scaling up production and building out a support and account management team to support paid for units. As units are deployed, the company's net burn will be offset by the recurring revenue hitting the financials.

Liquidity and Capital Resources

As of December 31, 2022 the Company held $61.1K in cash on hand, with cetain amounts due from a related party and subscription receivables, for $88.8K in total current assets. The Company also recorded $19.7K in property assets, for total assetsof $108.5K.

At the end of that same period, the Company had $563.6K in total liabilities, with $490K due to related parties, Vebu Labs, Inc. and Wax, Inc. As such, the Company has a current imbalance with greater liabliiles than current assets.

Trends

The company as of today only holds a small amount of venture debt ($370K) owed to existing investors – the business has no other debt or long-term liabilities. As of February 2024, the business has roughly 3-months worth of liquidity, although measures could be put into place to reduce spend and extend runway. In 2023, the business spent a majority of capital on R&D and administrative expenses, with a focus on advancing the product for full-scale production. In addition, the business launched paid pilots and started excepting pre-orders. The business today has over $1.5M in annual revenue from pre-orders, which is projected to start billing mid-2024. Without raising additional capital, the business would need to significantly reduce costs and likely look at merger and acquisition options. The capital being raised through this round will support the companies go-to-market launch and efforts to generate revenue.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering (not including proceeds from the Investor Fee) in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $5,099.19 Raise	Percentage of Proceeds for a $5,099.19 Raise	Allocation After Offering Expense for a $4,999,998.50 Raise	Percentage of Proceeds for a $4,999,998.50 Raise
DealMaker Platform Fees	$5,099.19	100%	$536,665.54	10.73%
Research and Development	$0	0%	$2,754,875.82	55.08%
Sales and Marketing	$0	0%	$512,220.90	10.24%
Operations	$0	0%	$56,856.52	1.14%
Administration	$0	0%	$4,889.66	0.10%
Total	$5,099.19	100%	$4,999,998.50	100%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure
None

Platform Compensation
As compensation for the services provided by DealMaker Securities LLC ("Intermediary"), the Company is required to pay to Intermediary and affiliates a fee consisting of eight and one half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, Intermediary and affiliates will receive a $18,000 one-time activation fee, and monthly fees of $17,000.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2025.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the Offering Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its Target Date, or Revised Target Date.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at https://www.grazemowing.com/investor-center and the annual report will be available within 120-days of its fiscal year end, as required by Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Logan Fahey

Logan Fahey
CEO & President, Graze Robotics

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Logan Fahey

Logan Fahey
CEO, Principal Financial Officer,
Principal Accounting Officer

James Buckly Jordan

Buck Jordan
Director

Ellen Bruno

Ellen Bruno
Chief of Staff

GRAZE, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2022 AND 2021



To the Board of Directors of
Graze, Inc.
Santa Monica, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Graze, Inc. (the "Company") which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $7,593,092 and $7,909,789 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $20,541,396 and had limited liquid assets to satisfy its obligations as they come due with $61,171 of cash and a working capital deficit of $401,715. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 13, 2024

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

GRAZE, INC.

BALANCE SHEETS

	December 31,			
	2022		**2021**	
ASSETS				
Current assets:				
Cash and cash equivalents	$	61,171	$	31,045
Due from related party		15,450		15,450
Loan receivable, related party		-		342,056
Interest receivable, related party		-		41,874
Subscription receivable		12,185		113,448
Total current assets		88,806		543,873
Property and equipment, net		19,680		-
Total assets	$	108,486	$	543,873
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Accounts payable, related party	$	490,021	$	517,764
Accounts payable		-		64,063
Deferred revenue		500		500
Loan payable, related party		-		315,607
Interest payable, related party		-		17,651
Total current liabilities		490,521		915,585
Future equity obligations		73,050		-
Total liabilities		563,571		915,585
Commitments and contingencies (Note 12)				
Stockholders' equity (deficit):				
Series A Preferred stock, $0.0001 par value, 2,830,278 shares authorized, 2,693,124 and 1,838,487 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $15,620,119 and $10,663,226 as of December 31, 2022 and 2021, respectively		269		184
Series A-1 Preferred stock, $0.0001 par value, 750,000 shares authorized, 736,993 shares issued and outstanding as of both December 31, 2022 and 2021; liquidation preference of $368,497 as of both December 31, 2022 and 2021		74		74
Undesignated Preferred stock, $0.0001 par value, 4,419,722 shares authorized as of December 31, 2022		-		-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 2,211,070 shares issued and outstanding as of both December 31, 2022 and 2021		221		221
Common stock, $0.0001 par value, 30,000,000 shares authorized, 29,709 and 0 shares issued and outstanding as of December 31, 2022 and 2021, respectively		3		-
Additional paid-in capital		20,666,632		12,877,342
Treasury stock		(301,229)		(301,229)
Loan and interest receivable, related parties		(279,659)		-
Accumulated deficit		(20,541,396)		(12,948,304)
Total stockholders' equity (deficit)		(455,085)		(371,712)
Total liabilities and stockholders' equity (deficit)	$	108,486	$	543,873

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2022	2021
Net revenue	$ -	$ -
Operating expenses:		
Research and development	5,519,515	6,981,267
Sales and marketing	1,287,074	424,883
General and administrative	775,954	545,969
Total operating expenses	7,582,543	7,952,119
Loss from operations	(7,582,543)	(7,952,119)
Other income (expense):		
Interest income	46,131	52,054
Other income	842	-
Interest expense	(57,522)	(9,724)
Total other income (expense), net	(10,549)	42,330
Provision for income taxes	-	-
Net loss	$(7,593,092)	$(7,909,789)
Weighted average common shares outstanding - basic and diluted	3,134	-
Net loss per common share - basic and diluted	$ (2,423)	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

| | Preferred Stock | | | | Class F Stock | | Common Stock | | Additional Paid-in Capital | Treasury Stock | Loan and Interest Receivable, Related Parties | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
| | Series A | | Series A-1 | | | | | | | | | | |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balances at December 31, 2020	950,295	$ 95	749,977	$ 75	2,250,023	$ 225	-	$ -	$ 4,612,874	$ -	$ -	$ (5,038,515)	$ (425,246)
Issuance of Series A preferred stock	891,640	89	-	-	-	-	-	-	5,077,550	-	-	-	5,077,639
Offering costs	-	-	-	-	-	-	-	-	(1,161,000)	-	-	-	(1,161,000)
Series A preferred stock adjustment from 2020 services	(3,448)	-	-	-	-	-	-	-	-	-	-	-	-
Repurchase of shares in settlement of notes receivable and accrued interest receivable	-	-	(12,984)	(1)	(38,953)	(4)	-	-	5	(301,229)	-	-	(301,229)
Warrants issued from settlement of accounts payable, related party	-	-	-	-	-	-	-	-	4,309,597	-	-	-	4,309,597
Stock compensation expense	-	-	-	-	-	-	-	-	38,316	-	-	-	38,316
Net loss	-	-	-	-	-	-	-	-	-	-	-	(7,909,789)	(7,909,789)
Balances at December 31, 2021	1,838,487	184	736,993	74	2,211,070	221	-	-	12,877,342	(301,229)	-	(12,948,304)	(371,712)
Issuance of Series A preferred stock from Regulation A offering	846,016	85	-	-	-	-	-	-	4,911,681	-	-	-	4,911,766
Issuance of Series A preferred stock from subscriptions	8,621	-	-	-	-	-	-	-	50,002	-	-	-	50,002
Issuance of common stock from Regulation A offering	-	-	-	-	-	-	29,709	3	214,631	-	-	-	214,634
Reallocation of loan, and interest to related party, net of repayments	-	-	-	-	-	-	-	-	-	-	(279,659)	-	(279,659)
Offering costs	-	-	-	-	-	-	-	-	(291,206)	-	-	-	(291,206)
Warrants issued from settlement of accounts payable, related party	-	-	-	-	-	-	-	-	2,859,671	-	-	-	2,859,671
Stock compensation expense	-	-	-	-	-	-	-	-	44,511	-	-	-	44,511
Net loss	-	-	-	-	-	-	-	-	-	-	-	(7,593,092)	(7,593,092)
Balances at December 31, 2022	2,693,124	$ 269	736,993	$ 74	2,211,070	$ 221	29,709	$ 3	$20,666,632	$(301,229)	$ (279,659)	$(20,541,396)	$ (455,085)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

F-6

GRAZE, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash flows from operating activities:		
Net loss	$ (7,593,092)	$ (7,909,789)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	44,511	38,316
Depreciation and amortization	4,295	-
Changes in operating assets and liabilities:		
Interest receivable, related party	21,215	(51,870)
Accounts payable, related party	3,242,985	6,818,785
Accounts payable	(64,063)	(73,875)
Accrued expenses, related party	-	(5,000)
Deferred revenue	-	500
Interest payable, related party	(17,651)	9,660
Net cash used in operating activities	(4,361,800)	(1,173,272)
Cash flows from investing activities:		
Isssuance of loans to related parties	(5,226,526)	(4,447,500)
Repayments of loans from related parties	4,883,026	3,500
Advance to related party	-	(15,450)
Purchase of property and equipment	(23,975)	-
Net cash used in investing activities	(367,475)	(4,459,450)
Cash flows from financing activities:		
Proceeds from related party loans	1,136,622	673,000
Repayments of related party loans	(1,436,729)	(8,620)
Proceeds from issuance of preferred stock	5,073,482	4,964,190
Proceeds from issuance of common stock	204,182	-
Proceeds from future equity obligations	73,050	-
Offering costs	(291,206)	(1,145,999)
Net cash provided by financing activities	4,759,401	4,482,571
Net change in cash and cash equivalents	30,126	(1,150,151)
Cash and cash equivalents at beginning of year	31,045	1,181,196
Cash and cash equivalents at end of year	$ 61,171	$ 31,045
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash financing activities:		
Warrants issued from settlement of accounts payable, related party	$ 2,859,671	$ 4,309,597
Loans and interest receivable offset to accounts payable, related party	$ 411,056	$ 3,691,437
Loans and interest receivable offset to notes and interest payable, related party	$ 15,500	$ 851,964
Repurchase of shares in settlement of notes receivable and accrued interest receivable	$ -	$ 301,229
Series A preferred stock subscribed not yet received	$ 1,733	$ -
Common stock subscribed not yet received	$ 10,452	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. **NATURE OF OPERATIONS**

Graze, Inc. (the "Company") is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs III, Inc. On March 25, 2021, the Company changed its name to Graze, Inc. The Company was formed to sell autonomous farming robots. The Company is headquartered in Santa Monica, California.

As of December 31, 2022, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, product development efforts, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. **GOING CONCERN**

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $7,593,092 and $7,909,789 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $20,541,396 and had limited liquid assets to satisfy its obligations as they come due with $61,171 of cash and a working capital deficit of $401,715. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Stock Split

On July 27, 2022, the Company effected a 2-for-1 forward stock split of its issued and outstanding shares of common stock, as such the conversion ratio of Class F, Series A preferred and Series A-1 preferred has adjusted accordingly. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Revision of 2021 Financial Statements

The Company had accounted for and disclosed in its previously issued 2021 financial statements the issuance of 46,552 shares of Series A preferred stock and an associated $270,002 of sales and marketing expenses in its 2021 statement of operations. During preparation of its 2022 financial statements, the Company discovered that this issuance was instead superseding and replacing a 2020 issuance of 50,000 shares of Series A preferred stock, which was recorded in the Company's 2020 financial statements. Therefore, the Company has revised its 2021 financial statements in these comparative 2022 and 2021 financial statements to correct such by removing this share issuance and associated non-cash expenses from the 2021 financial statements and replacing such with an adjustment to reduce the 2020 share issuance from 50,000 to 46,552 shares of Series A preferred stock in its 2021 activity. This is presented as a (3,448) adjustment in the number of shares in the 2021 statement of changes in stockholders' equity (deficit)   (see Note 8).

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock, warrants and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. At December 31, 2022 and 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

· Level 1—Quoted prices in active markets for identical assets or liabilities.

· Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

· Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized. As of December 31, 2022 and 2021, the Company had $500 in deferred revenue pertaining to a customer deposit.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation.* The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the Company's property and equipment. The Company's vehicle is depreciated over a useful life of 5 years.

The Company periodically assesses property and equipment for impairment whenever events or circumstances indicate the carrying amount of an asset may exceed its fair value. If property and equipment is considered impaired, the impairment losses will be recorded on the statement of operations. The Company did not recognize any impairment losses during the year ended December 31, 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2022 and 2021 are as follows:

| | Year Ended December 31, | |
	2022	2021
Series A preferred stock	5,386,248	3,676,974
Series A-1 preferred stock	1,473,986	1,473,986
Class F stock	4,422,140	4,422,140
Options to purchase common stock	1,643,026	1,447,680
Warrants	2,823,493	1,833,090
Total potentially dilutive shares	15,748,893	12,853,870

As of December 31, 2022, there is an indeterminable number of dilutive shares under the Company's SAFE.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of December 31, 2022.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.   **PROPERTY AND EQUIPMENT, NET**

The following is a summary of property and equipment at December 31:

| | December 31, | |
	2022	2021
Vehicle	$ 23,975	$ -
Less: Accumulated depreciation	(4,295)	-
Property and equipment, net	$ 19,680	$ -

Depreciation expense was $4,295 and $0 for the years ended December 31, 2022 and 2021, respectively.

5.   **LOAN RECEIVABLE, RELATED PARTY**

The following is a summary of related party loan receivables as of December 31, 2022 and 2021:

| | Outstanding Balance as of December 31, | |
Name	2022	2021
Piestro, Inc.	$ -	$ 20,500
Vebu Labs, Inc.	-	321,556
Future VC, LLC	259,000	-
	$ 259,000	$ 342,056

During 2022 and 2021, the Company netted certain loan and interest receivables totaling $426,556 and $4,543,401, respectively, against related party accounts payables, related party notes payable and related accrued interest payable with the corresponding related party entities.

In 2021, the Company extended all maturities on outstanding loans to varying dates in 2022. All loans bear interest at 3% per annum. The Company's outstanding loan with Future VC, LLC is due and demandable as of December 31, 2022. The loan balance due to Future VC, LLC as of December 31, 2022 remained outstanding as of the issuance date and therefore was included as contra equity in the balance sheet.

Effective June 30, 2021, the Company forgave the outstanding note for $250,000 with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note's forgiveness, the shareholders of Wavemaker Partners V contributed 12,984 shares of Series A-1 preferred stock and 38,953 shares of Class F stock to the Company's treasury. Accordingly, $301,229 was recorded to treasury stock.

In 2021, the Company issued a loan for $40,000 to Piestro, Inc. and loans for $4,407,500 to Future Labs VII, Inc., which were offset as discussed above.

In 2022, the Company loaned an aggregate of $5,226,526 to related party entities, of which $4,883,026 was repaid.

During the years ended December 31, 2022 and 2021, the Company recognized interest income of $46,131 and $52,054, respectively. Accrued interest receivable outstanding as of December 31, 2022 and 2021 was $20,659 and $41,874, respectively.

6. LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of December 31, 2022 and 2021:

| | Outstanding Balance as of December 31, | |
Name	2022	2021
Future VC, LLC	$ -	$ 315,607
	$ -	$ 315,607

During 2022 and 2021, the Company netted certain loan and interest receivables against related party notes payable and related accrued interest payable totaling $15,500 and $851,964, respectively, with the corresponding related party entities.

During 2022, the Company received and paid loans with related parties amounting to $1,136,622 and $1,436,729, respectively.

During 2021, the Company received loans for $673,000 from Vebu Labs, Inc., which were offset as discussed above.

During the years ended December 31, 2022 and 2021, the Company incurred interest expense of $57,522 and $9,724, respectively. Accrued interest payable outstanding as of December 31, 2022 and 2021 was $0 and $17,651, respectively. All notes bore interest at 3% per annum.

7. FUTURE EQUITY OBLIGATIONS

In 2022, the Company entered into a Simple Agreement for Future Equity ("SAFE") for an aggregate purchase amount of $73,050.   The SAFE is subject to a valuation cap of $60,000,000.
 If there is an equity financing of preferred stock before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of

preferred stock equal to the purchase amount divided by the lowest price per share of the preferred stock in the triggering offering; or (2) the number of shares of preferred stock derived from a $60,000,000 valuation of the Company's fully diluted capitalization.

If and upon a liquidity event, the SAFE holders are entitled to either repayment of the purchase amount or the amount that would be payable based on the number of shares of common stock as if the SAFE was converted to common stock at a price per share derived from a $60,000,000 valuation on the Company's fully diluted capitalization at the time of the liquidity event.

If and upon a dissolution event, the SAFE holders are entitled to repayment of the purchase amount.

With respect to the liquidation and dissolution events, the SAFE are senior to common stock, on par with preferred stock, and junior to debts.

8. STOCKHOLDERS' EQUITY (DEFICIT)

On July 27, 2022, the Company effected a 2-for-1 forward stock split of its issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

In July 2022, The Company's amended and restated certificate of incorporation increased the number of authorized shares of Preferred Stock from 5,000,000 shares to 8,000,000 shares, and the number of authorized shares of common stock from 10,000,000 shares to 30,000,000 shares. Of the 8,000,000 shares authorized for preferred stock, 2,830,278 shares are designated as Series A preferred stock, 750,000 shares are designated as Series A-1 preferred stock, and 4,419,722 shares of preferred stock were undesignated.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of Preferred and Class F Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred and Class F Stock could convert on the record date for determination of stockholders entitled to vote. The holders of Series A Preferred Stock and Series A-1 Preferred Stock shall vote together as a single class.

For so long as at least 25% of the initially issued shares of Series A Preferred remain issued and outstanding, (i) the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one director of the Company; the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, shall be entitled to elect two directors of the Company; and (iii) any additional directors shall be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividends

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock,   Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Holders of Series A preferred stock, Series A-1 preferred stock and Series A-2 preferred stock shall be entitled to a liquidation preference equal to the greater of (i) the Series A Original Issue Price (defined below), plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A preferred stock, Series A-1 preferred stock and Series A-2 preferred stock been converted into common stock. Upon this completion, the remaining assets available for distribution shall be distributed among Class F and common stockholders on a pro-rata basis (assuming conversion of Class F stock into common stock).

The Series A Original Issue Price is (i) $5.80 per share in the case of the Series A Preferred Stock and (ii) $0.50 per share in the case of the Series A-1 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred.

As of December 31, 2022, the liquidation preference of Series A and Series A-1 Preferred Stock was $15,620,119 and $368,497, respectively. As of December 31, 2021, the liquidation preference of Series A and Series A-1 Preferred Stock was $10,663,226 and $368,497, respectively.

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into two shares of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into two shares of common stock.

Upon each applicable equity financing, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a shadow series of shares of the series of Preferred Stock of the Company that is issued in such equity financing. Shadow series of equity financing preferred stock shall mean capital stock with identical rights, privileges, preferences, and restrictions as the equity financing preferred stock, except a liquidation preference of $0.50 per share and exclusion from the stock's voting rights. Any share of Class F Stock that is sold in connection with an equity financing shall automatically convert into shares of the equity financing preferred stock at the applicable Class F conversion ratio, which is the inverse of the ratio at which a share of equity financing preferred stock issued in such financing is convertible into shares of common stock.

Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number shares of common stock by dividing the Original Issue Price for the series of Series A Preferred by the Series A conversion price. The Series A Conversion price is (i) $2.90 per share in the case of the Series A Preferred Stock and (ii) $0.25 per share in the case of the Series A-1 Preferred Stock. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock (excluding shadow series of Preferred Stock), voting together as a single class.

Stock Transactions

In 2022, the Company executed Regulation A offering of common stock in October 2022 for a maximum of 1,056,338 shares at $7.10 per share. As of December 31, 2022, the Company issued 29,709 shares of common stock from this offering for a total gross proceeds of $214,634, including a holdback of $10,452 which is recorded under subscription receivable in balance sheets. The Company incurred offering costs of $5,579 in 2022 related to this offering.

In 2022, the Company completed a Regulation A offering of Series A preferred stock executed in 2021. Under this offering, the Company issued an aggregate of 846,016 shares of Series A preferred stock in 2022, including 473 shares   issued to StartEngine as broker compensation, for total gross proceeds of $5,023,481 or

$5.80 per share. The Company incurred $285,627 in offering costs pertaining to this offering, including a holdback of $1,733 as of December 31, 2022 and included in subscription receivable in the balance sheets.

552,767 shares of Class F to be converted into 276,384 shares of series A-1 preferred stock as a result of the offering is to be effected in 4th quarter of 2023 upon approval of shareholders and amendment to certificate of incorporation to have sufficient unissued shares of series A-1 for such conversion.

In 2022, the Company issued 8,621 shares of Series A preferred stock from subscriptions for proceeds of $50,002.

The Company had accounted for and disclosed in its previously issued 2021 financial statements the issuance of 46,552 shares of Series A preferred stock and an associated $270,002 of sales and marketing expenses in its 2021 statement of operations. During preparation of its 2022 financial statements, the Company discovered that this issuance was instead superseding and replacing a 2020 issuance of 50,000 shares of Series A preferred stock, which was recorded in the Company's 2020 financial statements. Therefore, the Company has revised its 2021 financial statements in these comparative 2022 and 2021 financial statements to correct such by removing this share issuance and associated non-cash expenses from the 2021 financial statements and replacing such with an adjustment to reduce the 2020 share issuance from 50,000 to 46,552 shares of Series A preferred stock in its 2021 activity. This is presented as a (3,448) adjustment in the number of shares in the 2021 statement of changes in stockholders' equity (deficit)   (see Note 3).

In 2021, the Company completed a Regulation A offering with StartEngine and initiated another Regulation A offering. Under these offerings, the Company issued an aggregate of 859,250 shares of Series A preferred stock for gross proceeds of $4,987,638, or $5.80 per share. The Company incurred $1,161,000 in offering costs pertaining to these offerings. The Company issued 16,873 shares to StartEngine as broker compensation. As of December 31, 2021, the Company had a subscription receivable of $113,448 pertaining to these offerings, which was charged to additional paid-in capital in 2022 as additional offering costs.

In 2021, the Company issued 15,517 shares of shares of Series A preferred stock for gross proceeds of $90,000.

Effective June 30, 2021, the Company forgave the outstanding note for $250,000 with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note's forgiveness, the shareholders of Wavemaker Partners V contributed 12,984 shares of Series A-1 preferred stock and 38,953 shares of Class F stock to the Company's treasury. Accordingly, $301,229 was recorded to treasury stock.

9. **STOCK-BASED COMPENSATION**

Future Labs V, Inc 2019 Stock Plan

The Company has adopted the Future Labs V, Inc 2019 Stock Plan ("2019 Plan"), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights ("SARs") and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 4,658,136 shares as of December 31, 2022. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan's inception. As of December 31, 2022, there were 3,015,110 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the years ended December 31, 2022 and 2021 is as follows:

	Options	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2020	1,312,280	$	0.26	$	13,507
Granted	135,400		0.27		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2021	1,447,680	$	0.26	$	35,222
Granted	210,456		0.29		
Exercised	-		-		
Forfeited	(15,110)		0.25		
Outstanding as of December 31, 2022	1,643,026	$	0.26	$	34,693
Exercisable as of December 31, 2022	1,161,985	$	0.26	$	29,807
Exercisable as of December 31, 2021	870,859	$	0.26	$	24,858

The fair value of common stock for options granted during the years ended December 31, 2022 and 2021 was $0.18 and $0.29 per share, respectively. As of December 31, 2022, the weighted average duration to expiration of outstanding options was 6.88 years.

Stock-based compensation expense for stock options of $40,679 and $37,063 were recognized under FASB ASC 718 for the years ended December 31, 2022 and 2021, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $73,669 as of December 31, 2022, which will be recognized over a weighted average period of 2.28 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended December 31,	
	2022	**2021**
Risk-free interest rate	2.85%	0.99% - 1.32%
Expected term (in years)	7.00	6.19
Expected volatility	60%	60%
Expected dividend yield	0%	0%
Fair value per stock option	$0.18	$0.17

Warrants

In October 2019, the Company granted 347,022 warrants with an exercise price of $0.25 per share to a consultant as consideration for services. The grant-date fair value was $0.07 per share, or an aggregate fair value of $22,556. One-third of the warrants each exercise in monthly installments over a period of two years commencing on the completion of three separate milestones. In 2021, the second milestone had been achieved and stock-based compensation expense of $1,253 was recognized in 2021, and $3,759 was then recognized in 2022 as the warrants vested. As of December 31, 2022 and 2021, 192,790 and 134,953 warrants were exercisable, respectively. No additional milestones were achieved in 2022.

During 2022, the Company issued 4,310 warrants which vested immediately and recognized $73 of stock compensation expense in 2022. The warrants are exercisable for 2 years with exercise price of $0.29 per share.

Refer to Note 11 for warrants issued to a related party in settlement of accounts payable.

A summary of information related to warrants for the years ended December 31, 2022 and 2021 is as follows:

	Warrants	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2020	347,022	$	0.25	$	12,146
Granted	1,486,068		0.27		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2021	1,833,090	$	0.27	$	30,887
Granted	990,403		0.29		
Forfeited					
Outstanding as of December 31, 2022	2,823,493	$	0.27	$	30,887
Exercisable as of December 31, 2022	2,669,261	$	0.28	$	25,488
Exercisable as of December 31, 2021	1,686,088	$	0.27	$	25,741

As of December 31, 2022, the weighted average duration to expiration of outstanding warrants was 8.78 years.

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Year Ended December 31,			
	2022		2021	
General and administrative expenses	$	27,966	$	36,177
Research and development expenses		16,545		2,139
	$	44,511	$	38,316

10. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $3,584,873 and $2,348,678, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 3,452,795	$ 2,191,795
Cash to accrual differences	132,078	156,883
Valuation allowance	(3,584,873)	(2,348,678)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2022 and 2021, cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $3,584,873 and $2,348,678 were recorded as of December 31, 2022 and 2021, respectively. Valuation allowance increased by $1,236,195 and $998,420 during the years ended December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.11%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $12,283,152 and $7,797,207, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2022 tax years remain open to examination.

11. RELATED PARTY TRANSACTIONS

Refer to Notes 5 and 6 for detail on the Company's loan receivables and loan payables with related parties, and related interest income and expense.

As of December 31, 2022, the Company had accounts payable of $90,021 with Vebu Labs, Inc. and $400,000 with Wax, Inc. As of December 31, 2021, the Company had accounts payable of $467,764 with Vebu Labs, Inc. and $50,000 with Wax, Inc., respectively.

The Company entered into agreements with Vebu Labs, Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred $6,881,599 of fees under these agreements, including $4,482,582 payable in cash and $2,399,017 for which the Company intends to satisfy through the issuance of warrants. During 2021, the Company incurred $6,783,898 of fees under these agreements, including $894,639 remaining for which the Company intends to satisfy through the issuance of warrants. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. Total charges to the Company in excess of cost incurred by Vebu Labs, Inc. was $3,163,149 and $4,982,550 in 2022 and 2021, respectively, due to the markup on labor and material costs.

In 2022 and 2021, the Company issued 986,093 and 1,486,068 warrants to purchase common stock to Vebu Labs, Inc. pursuant to the agreement as noted above, respectively. The warrants have exercise prices of $0.27 - $0.29 per share and were valued using the Black-Scholes option-pricing model with the following inputs:

	Year Ended December 31,	
	2022	2021
Risk-free interest rate	3.01% - 4.06%	0.98% - 1.26%
Expected term (in years)	5 years	5 years
Expected volatility	60.00%	60.00%
Expected dividend yield	0%	0%
Fair value per warrant	$0.155 - $0.0159	$0.15

The fair value of the warrants granted in 2022 and 2021 was $152,923 and $220,832, respectively, as determined by the Black-Scholes option pricing model. In 2022, The Company recorded accounts payable totaling $2,859,671 pertaining to the fair value of the services incurred, including an excess of $2,706,748 of the fair value of the warrants. Accordingly, $2,859,671 was recognized to additional paid-in capital as settlement of the related party accounts payable owed to Vebu Labs. In 2021, the Company recorded accounts payable totaling $4,309,597 pertaining to the fair value of the services incurred, including an excess of $4,088,765 of the fair value of the warrants. Accordingly, $4,309,597 was recognized to additional paid-in capital as settlement of the related party accounts payable owed to Vebu Labs. The warrants are immediately exercisable and have a term of ten years.

In 2021, The Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services and services related to its Regulation A offerings. During 2022 and 2021, the Company incurred fees from Wax Inc. amounting to $350,000 and $50,000, respectively, which were included in accounts payable, related party in amounts of $400,000 and $50,000 as of December 31, 2022 and 2021, respectively.

The following is a summary of operating expense transactions incurred with related parties during the years ended December 31, 2022 and 2021:

| | Year Ended December 31, | |
	2022	2021
Research and development	$ 5,502,283	$ 6,742,298
Sales and marketing	1,273,194	23,600
General and administrative	350,000	50,000
	$ 7,125,477	$ 6,815,898

12. COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

13. SUBSEQUENT EVENTS

In 2023, the Company issued 394,516 shares of common stock for gross proceeds of $2,801,064 from a Regulation A offering of common stock.

During September 2023, 185,185 of options exercised for proceeds of $50,000.

During June 2023, 360,885 of options were forfeited upon the departure of the CEO.

In 2023, 424,378 of options expired following the departure of the CEO.

On March 12, 2024, the Board approved the Company's fourth amended and restated certificate of incorporation to issue three classes of shares to be designated respectively Preferred Stock, Class F Stock and Common Stock. The total number of shares of Preferred Stock the Company shall have authority to issue is 8,000,000; the total number of shares of Class F Stock the Company shall have authority to issue is 1,700,000; and the total number of shares of Common Stock the Company shall have authority to issue is 30,000,000. Of the 8,000,000 shares authorized for Preferred Stock, 2,830,278 shares are hereby designated as Series A Preferred Stock, 2,948,063 shares are hereby designated as Series A-1 Preferred Stock, and 2,221,659 shares of preferred stock were undesignated.

On December 12, 2023, the Board has determined to ratify the issuance of the Series A-1 Preferred Stock to the holders of the Class F Stock in connection with the 2020 and 2021 conversion and to record the issuance and conversion in the Company's stock ledger maintained in the software platform Carta.

On December 12, 2023, the Board appointed Logan Fahey as additional member to the Board to commence service upon obtaining the Series A consent.

On December 12, 2023, the Board approved the formation of a new wholly-owned subsidiary ("*NewCo*") for purposes of attracting additional equity investment. The Company will pursue additional equity investment by selling shares of NewCo. In order to attract investors in NewCo, the Board has determined that it will need to transfer all or substantially all assets of the Company to NewCo (the "*Asset Sale*") and the Board recommended the approval of the Asset Sale and the formation of NewCo to the stockholders of the Company to allow the Company to pursue equity investment in NewCo.

Management has evaluated subsequent events through February 14, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.